Stradling Yocca Carlson & Rauth
Robert E. Rich direct dial: (949) 725-4156 rrich@sycr.com	A PROFESSIONAL CORPORATION ATTORNEYS AT LAW 660 NEWPORT CENTER DRIVE, SUITE 1600 NEWPORT BEACH, CA 92660-6422 TELEPHONE (949) 725-4000 FACSIMILE (949) 725-4100	ORANGE COUNTY (949) 725-4000
SAN DIEGO (858) 926-3000
SAN FRANCISCO (415) 283-2240
SANTA BARBARA (805) 730-6800
SANTA MONICA (424) 214-7000
SACRAMENTO (916) 449-2350

February 21, 2013

VIA EDGAR

Mr. Brandon Hill
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Qualstar Corporation
Registration Statement on Form S-3
SEC File No. 333-186399

Ladies and Gentlemen:

On behalf of Qualstar Corporation (“Qualstar” or the “Company”), we are responding to the oral comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Registration Statement on Form S-3, File No. 333-186399, as amended (the “Registration Statement”).

In response to the Staff’s comment, the Company has amended the Registration Statement to disclose on page 9 of the Registration Statement the reason for its entry into the Registration Rights Agreement, dated January 29, 2013 between the Company and the selling shareholders.  The Company has also updated the Registration Statement to reflect recent developments since the initial filing date.

In addition, Qualstar hereby acknowledges:

•	Qualstar is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Qualstar may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporation Finance
United States Securities and Exchange Commission
February 21, 2013

Please direct any questions or comments concerning the subject matter of this letter to the undersigned at (949) 725-4156 or those copied on this letter at the telephone numbers indicated below.  Thank you in advance for your courtesy and assistance.

Sincerely,

/s/ Robert E. Rich

Robert E. Rich
of Stradling Yocca Carlson & Rauth

cc:     Daniel S. Kim, Stradling Yocca Carlson & Rauth, (949) 725-4188